Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

General

The following description summarizes the most important terms of our securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated Articles of Incorporation (“Articles of Incorporation”). For a complete description of our securities, you should refer to our Articles of Incorporation and the applicable provisions of Chapters 78 and 92A of the Nevada Revised Statutes (the “Nevada Statutes”).

We are incorporated as a Nevada company, and our affairs are governed by our Articles of Incorporation and the laws of the State of Nevada. As used in this section, “we,” “us,” “our,” and “the Company” mean Heyu Biological Technology Corporation and its successors, but not any of its subsidiaries.

Authorized Capital Stock

Under our Articles of Incorporation, our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.001 per share. As of March 23, 2023, we had 1,032,466,000 shares of common stock outstanding, held of record by 669 stockholders. This number excludes any estimate by us of the number of beneficial owners of shares held in street name, the accuracy of which cannot be guaranteed.

Common Stock.

Our common stock is listed on The OTC Pink Market, under the symbol “HYBT.”

Voting. Holders of common stock are entitled to one vote per share. Holders of our common stock are not entitled to cumulative voting in the election of directors.

Dividends. Except as provided by law or in our articles of incorporation, the holders of common stock will be entitled to such cash dividends as may be declared from time to time by the board of directors of the Company (the “Board of Directors”) from funds available.

Liquidation. Upon liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to receive pro rata all assets available for distribution to such holders after payment of our liabilities.

Other Terms. Holders of common stock are not entitled to preemptive rights, nor is the common stock subject to redemption.

Provisions of our Articles of Incorporation and Bylaws with Anti-Takeover Implications

Certain provisions of our Articles of Incorporation and amended and restated bylaws (“Bylaws”) deal with matters of corporate governance and the rights of stockholders. Under our Articles of Incorporation, our Board of Directors may set the voting rights, preferences and other terms thereof. Our Bylaws provide that a special meeting of stockholders may be called only by the President, or by the President or Secretary at the request of a majority of the directors or stockholders owning not less than 25% of our issued and outstanding voting stock. Such provisions, together with certain provisions of the Nevada Statutes (see “Nevada Anti-Takeover Statutes”), could be deemed to have an anti-takeover effect and discourage takeover attempts not first approved by our Board of Directors. This may include takeovers that certain stockholders may deem to be in their best interest. Any such discouraging effect on takeover attempts could potentially depress the market price of our common stock or inhibit temporary fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts.

Nevada Anti-Takeover Statutes

Business Combinations Act

We are subject to Nevada’s anti-takeover law because we have not opted out of the provisions of Sections 78.411-78.444 of the Nevada Statutes under the terms of our Articles of Incorporation. This law provides that specified persons who, together with affiliates and associates, own, or within two years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of two years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision may have an anti-takeover effect for transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Control Share Statute

A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and if the corporation does business in Nevada, including through an affiliated corporation. This control share law may have the effect of discouraging corporate takeovers. We currently have less than 100 stockholders of record who are residents of Nevada.

The control share law focuses on the acquisition of a "controlling interest," which means the ownership of outstanding voting shares that would be sufficient, but for the operation of the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (1) one-fifth or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more. The ability to exercise this voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that an acquiring person, and those acting in association with that person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to take away voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell the shares to others. If the buyer or buyers of those shares themselves do not acquire a controlling interest, the shares are not governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, a stockholder of record, other than the acquiring person, who did not vote in favor of approval of voting rights, is entitled to demand fair value for such stockholder's shares.

Transfer Agent

The transfer agent for our capital stock is Standard Registrar and Transfer Company, Inc., located at 440 East 400 South, Suite 200, Salt Lake City, UT 84111. Their telephone number is (801) 571-8844.